Exhibit 99.1

Silvercorp Reports 2025 AGM Results

Trading Symbol: TSX/NYSE American: SVM

VANCOUVER, BC, Sept. 26, 2025 /CNW/ - Silvercorp Metals Inc. ("Silvercorp" or the "Company") (TSX:SVM) (NYSE American: SVM) is pleased to report that all matters submitted to shareholders for approval as set out in the Company's Notice of Meeting and Information Circular, both dated August 11, 2025, were approved by the requisite majority of votes cast at Silvercorp's annual general meeting ("AGM") held today.  A total of 108,216,233 common shares, representing 49.50% of the votes attached to all outstanding shares as at the record date for the meeting, were represented at the AGM.  The voting results for the election of directors are set out below:

	Votes For		Withheld
Director	Number	Percentage	Number	Percentage
Dr. Rui Feng	72,449,788	86.85%	10,967,601	13.15%
Paul Simpson	69,257,640	83.03%	14,159,749	16.97%
Yikang Liu	72,679,602	87.13%	10,737,787	12.87%
Marina Katusa	72,317,897	86.69%	11,099,492	13.31%
Ken Robertson	82,186,838	98.52%	1,230,551	1.48%
Helen Cai	82,666,643	99.10%	750,746	0.90%

Shareholders also re-approved the share-based compensation plan and the re-appointment of Deloitte LLP as auditors of the Company for the ensuing year. Final results for all matters voted on at the AGM will be filed on SEDAR+ at www.sedarplus.ca, on EDGAR at ww.sec.gov and on the Company's website at www.silvercorpmetals.com.

About Silvercorp

Silvercorp is a Canadian mining company producing silver, gold, lead, and zinc with a long history of profitability and growth potential. The Company's strategy is to create shareholder value by 1) focusing on generating free cash flow from long life mines; 2) organic growth through extensive drilling for discovery; 3) ongoing merger and acquisition efforts to unlock value; and 4) long term commitment to responsible mining and ESG. For more information, please visit our website at www.silvercorpmetals.com.

For further information
Silvercorp Metals Inc.
Lon Shaver
PresidentPhone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorpmetals.com

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SOURCE Silvercorp Metals Inc.

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%CIK: 0001340677

CO: Silvercorp Metals Inc.

CNW 17:18e 26-SEP-25